Exhibit 99.1

Evaxion Biotech Appoints Lars Holtug to the Board of Directors

Copenhagen, Denmark, May 26, 2021 – Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer and infectious diseases, announced today its shareholders elected Lars Holtug, a highly experienced financial professional with specific expertise in the healthcare industry, as a member of its Board of Directors.

The vote was held at Evaxion’s Annual General Meeting on May 25, 2021. Lars Holtug will also chair Evaxion’s Audit Committee, taking over from Helen M. Boudreau, who chose not to stand for re-election for personal reasons.

Marianne Søgaard, Chairwoman of Evaxion, said: “I am delighted to welcome Lars Holtug to the Evaxion Board of Directors. Lars brings a wealth of experience from senior roles in accountancy and Board memberships in numerous companies. He has spent significant time in the biotech industry, both in his role at PwC and as a Board member, and this experience will prove invaluable to Evaxion as we continue to advance our clinical programs to treat cancer, bacterial diseases and viral infections.”

Lars Holtug served for 35 years as an employee and partner of PwC in Denmark, including four years as Chairman of the Board. His clients included a number of major Danish pharmaceutical and biotech companies and he advised Boards and executives on management remuneration. He currently serves on the Boards of a number of companies, including Gaming Investment A/S and MTI Caretag Invest A/S both of which as Chairman, and Ascendis Pharma A/S, a US publicly-traded company listed on the NASDAQ, as a Board member, Audit Committee Chair and member of the Remuneration Committee.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information
Evaxion	LifeSci Advisors LLC
Glenn S. Vraniak	Mary-Ann Chang
Chief Financial Officer	Managing Director
gvr@evaxion-biotech.com	mchang@lifesciadvisors.com
+1 (513) 476-2669	+44 7483 284 853

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Form 20-F for the year ended December 31, 2020 and the Company’s other reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.